





SECUR   06009498   .ION
washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50309

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/05___ AND ENDING ___03/31/06___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOE SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

1500 JFK Blvd.,   Suite 430
_____
                    (No. and Street)

Philadelphia   PA   19102
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bufus Outlaw   (215) 568-5500
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
_____
            (Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 2 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Bufus Outlaw_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Boe Securities, Inc._____ , as of _____March 31,_____, 20 06_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

We have audited the accompanying statement of financial condition of BOE Securities Inc. as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 9, 2006

BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 187,701
Receivables from broker/dealers	234,052
Securities owned, at market value	204,394
Office furniture, equipment and software, at cost, net of $29,025 accumulated depreciation	-0-
Other assets	9,163
TOTAL ASSETS	**$ 635,310**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 65,819

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized, issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	283,000
Retained earnings	285,491
Total Shareholders' Equity	$ 569,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 635,310

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of The BOE Group Inc. and was incorporated in the state of Pennsylvania on April 28, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in March, 1998.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation – Office furniture, equipment and software were depreciated using accelerated methods over seven, five and three year periods respectively.

NOTE 2 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of The BOE Group Inc. (Parent). The Company is also affiliated through common ownership and management with BOE Research, PJR Group, Inc., ICU Group, LLC and LABB Services.

Expenses incurred to PJR Group, Inc., ICU Group, LLC and LABB Services were $67,167, $76,776 and $124,913 respectively. These are all included in consulting and professional fees on the statement of income.

The Company received investment research fees of $139,219 on behalf of Boe Research. This amount is included in other income on the statement of income. No amounts are owed to Boe Research at March 31, 2006.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2006 the Company's net capital and required net capital were $489,756 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 13%.

NOTE 4 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its Parent company, The BOE Group Inc. The Parent assumes all liability for the income tax expense of the consolidated group.

NOTE 5 - PREFERRED STOCK

The Company is also authorized to issue 1000 shares of no par value, nonrecourse preferred stock. None of these authorized shares are outstanding at March 31, 2006.

BOE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

NOTE 6 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Two of the aforementioned agreements require $100,000 and $25,000 respectively, to be held as clearing deposits. These amounts are included in Receivable from broker/dealers on the statement of financial condition. Minimum net capital requirements and other items are included in the aforementioned agreements.

NOTE 7 - PROFIT SHARING PLAN

Effective January 1, 2005, the Company has established a deferred compensation and profit sharing plan commonly referred to as a 401 (k) plan. The plan is on a calendar year basis. The Company contribution to this plan for the period ended March 31, 2006 was $47,846.

NOTE 8 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space, expiring April 30, 2008, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2007	$ 53,625
2008	54,750
2009	4,641
	$ 113,016

Occupancy rent expense for the year ended March 31, 2006 was $67,754.

The company has entered into an agreement for communication services which requires the Company to make minimum annual payments of $20,400 for the year ending March 31, 2007.

NOTE 9 - SECURITIES OWNED, AT MARKET VALUE

Securities owned consist entirely of units registered under the Investment Company Act of 1940 and are reported at market value.

NOTE 10 - CONTINGENCY

The Company has been named in a National Association of Securities Dealers, Inc. (NASD) arbitration, brought on by a former employee. The arbitration claims breach of contract, defamation and intentional infliction of emotional distress. The former employee is seeking in excess of $1.5 million in future commissions. The Company has denied all claims. At this time the Company's legal counsel cannot evaluate the probability of an unfavorable outcome or estimate any potential loss.

NOTE 11 - OTHER

72% of the Company's commission revenue was derived from transactions on behalf of three customers.